GETAWAY COLLECTION LLC

382 NE 191st St, PMB 96613

Miami, FL 33179 US

February [●] , 2023

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn.: Brigitte Lippmann

Re:Getaway Collection LLC
Withdrawal of Offering Statement on Form 1-A (1-A-W)
Last Qualified on January 12, 2023
File No. 024-11955

Ladies and Gentlemen:

In accordance with Rule 259 under the Securities Act of 1933, as amended, we hereby respectfully request the immediate withdrawal of the above-captioned Offering Statement on Form 1-A (File No. 024-11955) of Getaway Collection LLC, a Delaware series limited liability company (the “Company”), and all amendments and exhibits thereto (collectively, the “Offering Statement”), originally filed by the Company with the Securities and Exchange Commission (the “Commission”) on August 5, 2022, and most recently qualified by the Commission on January 12, 2023.

The Company is requesting the Commission’s consent to the withdrawal of the Offering Statement because the Company intends to terminate the offering under Regulation A of all securities qualified under the Offering Statement, as amended.  The Company hereby represents to the Commission that no securities have been sold under the Offering Statement.

Please forward copies of the order consenting to the withdrawal of the Offering Statement to Alexandra Nichols via email at ali@getaway.co, with a copy to the Company’s securities counsel, Margaret J. Cornelius, at mcornelius@maynardcooper.com.

Very truly yours,

/s/ Alexandra Nichols

Co-Chief Executive Officer of Getaway Collection LLC

cc: Amr Shafik, Co-Chief Executive Officer, Getaway Collection LLC

Margaret J. Cornelius, Esq., Maynard, Cooper & Gale, P.C.